                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                ______________________

                                     SCHEDULE 13G

               Information Statement Pursuant to Rules 13d-1 and 13d-2
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*
                                       _______

                                 IMC Mortgage Company
                       ________________________________________
                                   (Name of Issuer)

                                     Common Stock
                       ________________________________________
                            (Title of Class of Securities)

                                      449923101
                        _____________________________________
                                    (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


The total number of shares of common stock reported herein is 2,165,000, or 7.06% of the Issuer's shares outstanding, of which 2,160,000 shares are a derivative interest in the form of a warrant. All ownership percentages set forth herein assume that there are 30,665,119 shares outstanding, and ownership figures are reported as of 12/31/97.

                                  Page 1 of 12 pages

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____________________________________________________________
(1) Names of Reporting Persons.

     ContiTrade Services Corporation

____________________________________________________________
(2) Check the Appropriate Box if a Member of a Group  (a)[ ]
                                                      (b)[x]


____________________________________________________________
(3) SEC Use Only


____________________________________________________________
(4) Citizenship or Place of Organization


     Delaware
____________________________________________________________
Number of Shares    (5) Sole Voting Power:
Beneficially                                 2,160,000
Owned by            ________________________________________
Each Reporting      (6) Shared Voting Power:
Person With                                       -0-
                    ________________________________________
                    (7) Sole Dispositive Power:
                                             2,160,000
                    ________________________________________
                    (8) Shared Dispositive Power:
                                                  -0-
____________________________________________________________
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,160,000
____________________________________________________________
(10) Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares    / /
___________________________________________________________
(11) Percent of Class Represented by Amount in Row (9)
     7.04%
____________________________________________________________
(12) Type of Reporting Person
     CO
____________________________________________________________

                                  Page 2 of 12 pages

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____________________________________________________________
(1) Names of Reporting Persons.

     Continental Grain Company

____________________________________________________________
(2) Check the Appropriate Box if a Member of a Group  (a)[ ]
                                                      (b)[x]


____________________________________________________________
(3) SEC Use Only


____________________________________________________________
(4) Citizenship or Place of Organization

     Delaware
____________________________________________________________
Number of Shares    (5) Sole Voting Power:
Beneficially                                      -0-
Owned by            ________________________________________
Each Reporting      (6) Shared Voting Power:
Person With                                  2,160,000
                    ________________________________________
                    (7) Sole Dispositive Power:
                                                  -0-
                    ________________________________________
                    (8) Shared Dispositive Power:
                                             2,160,000
____________________________________________________________
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,160,000
____________________________________________________________
(10) Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares      / /
___________________________________________________________
(11) Percent of Class Represented by Amount in Row (9)
     7.04%
____________________________________________________________
(12) Type of Reporting Person
     CO
____________________________________________________________

                                  Page 3 of 12 pages


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____________________________________________________________
(1) Names of Reporting Persons.

     Paul J. Fribourg

____________________________________________________________
(2) Check the Appropriate Box if a Member of a Group  (a)[ ]
                                                      (b)[x]


____________________________________________________________
(3) SEC Use Only



____________________________________________________________
(4) Citizenship or Place of Organization

     USA
____________________________________________________________
Number of Shares    (5) Sole Voting Power:
Beneficially                                      5,000
Owned by            ________________________________________
Each Reporting      (6) Shared Voting Power:
Person With                                  2,160,000
                    ________________________________________
                    (7) Sole Dispositive Power:
                                                  5,000
                    ________________________________________
                    (8) Shared Dispositive Power:
                                             2,160,000
____________________________________________________________
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,160,000
____________________________________________________________
(10) Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares      / /
___________________________________________________________
(11) Percent of Class Represented by Amount in Row (9)
     7.06%
____________________________________________________________
(12) Type of Reporting Person
     IN
____________________________________________________________

                                  Page 4 of 12 pages

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____________________________________________________________
(1) Names of Reporting Persons.

     Michel Fribourg

____________________________________________________________
(2) Check the Appropriate Box if a Member of a Group  (a)[ ]
                                                      (b)[x]


____________________________________________________________
(3) SEC Use Only


____________________________________________________________
(4) Citizenship or Place of Organization

     USA
____________________________________________________________
Number of Shares    (5) Sole Voting Power:
Beneficially                                      -0-
Owned by            ________________________________________
Each Reporting      (6) Shared Voting Power:
Person With                                  2,160,000
                    ________________________________________
                    (7) Sole Dispositive Power:
                                                  -0-
                    ________________________________________
                    (8) Shared Dispositive Power:
                                             2,160,000
____________________________________________________________
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,160,000
____________________________________________________________
(10) Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares      / /
___________________________________________________________
(11) Percent of Class Represented by Amount in Row (9)
     7.04%
____________________________________________________________
(12) Type of Reporting Person
     IN
____________________________________________________________

                                  Page 5 of 12 pages

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____________________________________________________________
(1) Names of Reporting Persons.

     Mary Ann Fribourg


____________________________________________________________
(2) Check the Appropriate Box if a Member of a Group  (a)[ ]
                                                      (b)[x]


____________________________________________________________
(3) SEC Use Only


____________________________________________________________
(4) Citizenship or Place of Organization

     USA
____________________________________________________________
Number of Shares    (5) Sole Voting Power:
Beneficially                                      -0-
Owned by            ________________________________________
Each Reporting      (6) Shared Voting Power:
Person With                                  2,160,000
                    ________________________________________
                    (7) Sole Dispositive Power:
                                                  -0-
                    ________________________________________
                    (8) Shared Dispositive Power:
                                             2,160,000
____________________________________________________________
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,160,000
____________________________________________________________
(10) Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares      / /
___________________________________________________________
(11) Percent of Class Represented by Amount in Row (9)
     7.04%
____________________________________________________________
(12) Type of Reporting Person
     IN
____________________________________________________________

                                  Page 6 of 12 pages

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Item 1(a).     NAME OF ISSUER:     IMC Mortgage Company


Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
               OFFICES:  5901 Fowler Avenue
                         Tampa, FL 33617


Item 2(a).     NAMES OF PERSONS FILING:
               Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the Act), the undersigned hereby file this Schedule 13G Statement on behalf of Continental Grain Company, a Delaware corporation, ContiTrade Services Corporation, a Delaware Corporation, Paul J. Fribourg, Michel Fribourg and Mary Ann Fribourg (collectively, the Reporting Persons).

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               Continental Grain Company
               277 Park Avenue
               New York, NY 10172

               ContiTrade Services Corporation
               277 Park Avenue
               New York, NY 10172

               Paul J. Fribourg
               C/o Continental Grain Company
               277 Park Avenue
               New York, NY 10172

               Michel Fribourg
               C/o Continental Grain Company
               277 Park Avenue
               New York, NY 10172

               Mary Ann Fribourg
               C/o Continental Grain Company
               277 Park Avenue
               New York, NY 10172



Item 2(c).     CITIZENSHIP:
               Continental Grain Company: Delaware
               ContiTrade Services Corporation: Delaware
               Paul J. Fribourg: USA
               Michel Fribourg: USA
               Mary Ann Fribourg: USA

Item 2(d).     TITLE OF CLASS OF SECURITIES: Common Stock

Item 2(e).     CUSIP NUMBER:  449923101

                                  Page 7 of 12 pages

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Item 3         IF THIS STATEMENT IS FILED PURSUANT TO RULES
               13d-1(b), OR 13d-2(b), CHECK WHETHER THE
               PERSON FILING IS A:
               (a)[ ]    Broker or Dealer registered under
                         section 15 of the Act
               (b)[ ]    Bank as defined in section 3(a)(6)
                         of the Act
               (c)[ ]    Insurance Company as defined in
                         section 3(a)(19) of the Act
               (d)[ ]    Investment Company registered under
                         section 8 of the Investment Company
                         Act
               (e)[ ]    Investment Adviser registered under
                         section 203 of the Investment
                         Advisers Act of 1940

               (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
               (g)[ ] Parent Holding Company, in accordance with Section 240.13d-1 (b)(ii)(G)
               (h)[ ]    Group, in accordance with
                         Section 240.13d-1 (b)(1)(ii)(H)


Item 4.        OWNERSHIP.

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

               (a) -(b)  AMOUNT BENEFICIALLY OWNED and PERCENT OF CLASS:

               CONTINENTAL GRAIN COMPANY: Continental Grain Company, through its wholly owned subsidiary ContiTrade Services Corporation, holds a warrant interest in the Issuer which entitles it to purchase 2,160,000 shares of the Issuer's outstanding common stock. Based on this, Continental Grain Company beneficially owns, pursuant to rule 13d-3 of the Act, 2,160,000 shares, or 7.04%, of the Issuer's common stock.

               CONTITRADE SERVICES CORPORATION:
               ContiTrade Services Corporation holds a warrant interest in the Issuer which entitles it to purchase 2,160,000 shares of the Issuer's outstanding common stock. Based on this, ContiTrade Services Corporation beneficially owns, pursuant to rule 13d-3 of the Act, 2,160,000 shares, or 7.04%, of the Issuer's common stock.

               PAUL J. FRIBOURG: Because of his position as

                                  Page 8 of 12 pages

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President and Chief Executive Officer of Continental Grain Company, and because of his position as general partner of the Paul Fribourg Family L.P., Paul J. Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,165,000 shares of the Issuer's common stock in the aggregate, which constitutes approximately 7.06% of the Issuer's outstanding shares of common stock. Pursuant to Rule 13-d(4) of the Act, Paul J. Fribourg disclaims beneficial ownership of the shares of the Issuer's common stock owned by Continental Grain Company and the Paul Fribourg Family L.P., except to the extent of his pecuniary interest therein.


               MICHEL FRIBOURG: Because of his position as a director of Continental Grain Company, and because he is the husband of Mary Ann Fribourg, a controlling shareholder of Continental Grain Company, Michel Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,160,000 shares of the Issuer's common stock in the aggregate, which constitutes approximately 7.04% of the Issuer's outstanding shares of common stock. Pursuant to Rule 13-d(4) of the Act, Michel Fribourg disclaims beneficial ownership of the shares of the Issuer's common stock owned by Continental Grain Company, except to the extent of his pecuniary interest therein.

               MARY ANN FRIBOURG: Because of her position as a controlling shareholder of Continental Grain Company, Mary Ann Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,160,000 shares of the Issuer's common stock in the aggregate, which constitutes approximately 7.04% of the Issuer's outstanding shares of common stock. Pursuant to Rule 13-d(4) of the Act, Mary Ann Fribourg disclaims beneficial ownership of the shares of the Issuer's common stock owned by Continental Grain Company, except to the extent of her pecuniary interest therein.

               (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               CONTINENTAL GRAIN COMPANY: Continental Grain Company has the shared power, through its wholly owned subsidiary ContiTrade Services Corporation, to vote or direct the vote and to dispose or direct the disposition of 2,160,000 shares of the Issuer's common stock, when and if ContiTrade Services Corporation exercises its warrant interest in the Issuer's common stock.

               CONTITRADE SERVICES CORPORATION: ContiTrade Services Corporation has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,160,000 shares of the Issuer's common stock, when and if ContiTrade Services Corporation exercises its warrant interest in the Issuer's common stock.

               PAUL J. FRIBOURG: As the President and Chief Executive Officer of Continental Grain Company, Paul J. Fribourg has the shared power to vote or direct the vote and to dispose or

                                  Page 9 of 12 pages
direct the disposition of 2,160,000 shares of the Issuer's common stock, when and if ContiTrade Services Corporation exercises its warrant interest in the Issuer's common stock. As the general partner of the Paul Fribourg Family L.P., Paul J. Fribourg has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,000 shares of the Issuer's common stock.

               MICHEL FRIBOURG: As a Director of Continental Grain Company, Michel Fribourg has the shared power to vote or direct the vote and to dispose or direct the disposition of 2,160,000 shares of the Issuer's common stock, when and if ContiTrade Services Corporation exercises its warrant interest in the Issuer's common stock.


               MARY ANN FRIBOURG: As a controlling shareholder of Continental Grain Company, Mary Ann Fribourg has the shared power to vote or direct the vote and to dispose or direct the disposition of 2,160,000 shares of the Issuer's common stock, when and if ContiTrade Services Corporation exercises its warrant interest in the Issuer's common stock.


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ]

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

          No person other than the Reporting Persons has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's common stock owned by them.


Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY.

          The information requested in Item 7 is inapplicable to this filing.



Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1c and 13d-1(f)(1). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-

                                 Page 10 of 12 pages

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1(f)(1)(iii) is attached hereto as Exhibit A.


Item 9.   NOTICE OF DISSOLUTION OF GROUP.

          It is inapplicable for the purposes herein to provide notice of the dissolution of a group.


Item 10.  CERTIFICATION.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            Date: February 11, 1998



                                            ContiTrade Services Corporation

                                            By: /s/   Jerome Perelson
                                               --------------------------
                                                 Name: Jerome Perelson
                                                 Title: President



                                            Continental Grain Company

                                            By: /s/ Paul J. Fribourg
                                               --------------------------
                                                 Name: Paul J. Fribourg
                                                 Title: President and Chief
                                                 Executive Officer



                                            /s/ Paul J. Fribourg
                                            -----------------------------
                                            Paul J. Fribourg


                                            /s/ Michel Fribourg
                                            -----------------------------
                                            Michel Fribourg

                                            /s/ Mary Ann Fribourg
                                            -----------------------------
                                            Mary Ann Fribourg

                                 Page 11 of 12 pages

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EXHIBIT A:

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in their capacities set forth hereinbelow.

                                           Date: February 11, 1998



                                           ContiTrade Services Corporation

                                           By: /s/ Jerome Perelson
                                              ----------------------------
                                           Name: Jerome Perelson
                                           Title: President


                                           Continental Grain Company

                                           By: /s/ Paul J. Fribourg
                                              ----------------------------
                                           Name: Paul J. Fribourg
                                           Title: President


                                           /s/ Paul J. Fribourg
                                           -------------------------------
                                           Paul J. Fribourg


                                           /s/ Michel Fribourg
                                           --------------------------------
                                           Michel Fribourg

                                           /s/ Mary Ann Fribourg
                                           -------------------------------
                                           Mary Ann Fribourg


                                 Page 12 of 12 pages